EXHIBIT (a)(1)(L)

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Contact:	Anna Cordasco/ Stephanie Pillersdorf/ Carrie Bloom
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TRACINDA CORPORATION ANNOUNCES EXPIRATION AND PRELIMINARY RESULTS

OF TENDER OFFER FOR SHARES OF GENERAL MOTORS CORPORATION

LOS ANGELES, CA – June 8, 2005 – Tracinda Corporation today announced the expiration and preliminary results of its Offer to purchase up to 28,000,000 shares of General Motors Corporation (NYSE: GM) common stock for the price of $31.00 per share.

Based on the preliminary count by Mellon Investor Services LLC, the depositary for the Offer, as of the expiration of the Offer at 5:00 p.m., New York City time, on June 7, 2005, approximately 18,926,557 shares of common stock, including approximately 12,192,416 shares that were tendered through notice of guaranteed delivery, were tendered in the offer and not withdrawn. Tracinda Corporation will purchase all 18,926,557 shares tendered, resulting in an increase in its beneficial ownership from 22,000,000 shares to 40,926,557 shares, or from approximately 3.89% to approximately 7.2%, respectively, of General Motors Corporation’s outstanding common stock.

The number of shares tendered and not withdrawn is preliminary and is subject to verification by Mellon Investor Services LLC. The actual number of shares validly tendered and not withdrawn will be announced promptly following completion of the verification process. Promptly after such announcement, the depositary will issue payment for the shares validly tendered and accepted under the Offer. Any questions regarding the Offer should be directed to D.F. King & Co., Inc., the information agent for the Offer. Banks and brokerage firms can call D.F. King & Co., Inc. at (212) 269-5550. All others can call toll free at (800) 207-3158.

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